

February 28, 2013

<u>Via Facsimile</u>
Phillip G. Norton
Chairman of the Board, President
     and Chief Executive Officer
*e*Plus inc.
13595 Dulles Technology Drive
Herndon, VA 20171-3413

    Re: ***e*Plus inc.**
                Form 10-K for Fiscal Year Ended March 31, 2012
                Filed on June 14, 2012
                Form 10-Q for Fiscal Quarter Ended December 31, 2012
                Filed on February 8, 2013
                File No. 001-34167

Dear Mr. Norton:

      We have reviewed your letter dated January 28, 2013 in connection with the above-referenced Form 10-K and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe that amendments are appropriate, please tell us why in your response.

      After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 27, 2012.

Form 10-K for Fiscal Year Ended March 31, 2012

Management's discussion and analysis of Financial Condition and Results of Operations

Summary of Restatement

1.   We acknowledge your response to prior comment 2 and continue to evaluate that response. Please provide us with a detailed analysis of all the indicators used in concluding that net revenue presentation is appropriate. We refer you to ASC 605-45-45. Further, tell us how your analysis considered Example 8 (Case A) as described in ASC

605-45-55-28 and 55-29. It appears that this example shares similarities with your facts and circumstances. Please advise.

Form 10-Q for the quarterly period ended December 31, 2012

Note 9. Earnings Per Share, page 18

2. We note your discovery during the preparation of the Form 10-Q filed on February 8, 2013 that certain of your restricted share awards should be considered participating securities. As a result of this finding, we note that you have restated the weighted average shares outstanding and both basic and diluted EPS for the comparative periods ended December 31, 2011.

   - Please explain which RSAs are considered restricted securities and when they were issued.
   - Please explain how you determined that the errors in calculating EPS for these participating securities, and the related additional disclosures that were not included in previously filed periodic reports are not material to your year end reporting periods.

You may contact Tamara Tangen at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief